SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

TASTY BAKING COMPANY
(Name of Subject Company)

TASTY BAKING COMPANY
(Name of Person Filing Statement)

Common Stock, par value $0.50 per share
(Title of Class of Securities)

876553306
(CUSIP Number of Class of Securities)

Laurence Weilheimer
Senior Vice President and General Counsel
Navy Yard Corporate Center
Three Crescent Drive, Suite 200
Philadelphia, Pennsylvania  19112
(215) 221-8500
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copy to:
Eric D. Schoenborn
Stradley Ronon Stevens & Young, LLP
Woodland Falls Corporate Park
200 Lake Drive East, Suite 100
Cherry, Hill, NJ 08002
(856) 321-2413

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The President and Chief Executive Officer of Tasty Baking Company (“Company”) and the President of Flowers Foods, Inc. (“Flowers”) jointly made comments which are recorded in a collection of video clips, which were offered to the media on April 11, 2011.  A transcript of these video clips is included below in Exhibit 99.1.  A transcript of Flowers’ talking points for Company employees and distributors is included below in Exhibit 99.2.  These preliminary communications are made in connection with the transactions proposed pursuant to an Agreement and Plan of Merger, dated April 10, 2011 (the “Merger Agreement”), among the Company, Flowers and Flowers Bakeries, LLC, a wholly-owned subsidiary of Flowers (and its assignee, “Merger Sub”).

“Safe Harbor Statement” Under the Private Securities Litigation Reform Act of 1995

Except for historical information contained herein, the matters discussed herein are forward-looking statements (as such term is defined in the Securities Act of 1933, as amended) that are subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied herein.  These forward-looking statements may be identified by the use of words such as "anticipate,'' "believe,'' "could,'' "estimate,'' "expect,'' "intend,'' "may,'' "plan,'' "predict,'' "project,'' "should,'' "would,'' "is likely to,'' or "is expected to'' and other similar terms.  There are a number of factors that may cause actual results to differ from these forward-looking statements, including, without limitation, the risks of business interruption and an adverse impact on financial results while optimizing production at the new facility; the risk of an inability to achieve anticipated cost savings associated with the new Navy Yard Bakery; the risks associated with the uncertainty regarding the adequacy of capital resources, including liquidity, and limited access to additional financing; the risks associated with the June 30, 2011 expiration of the Company’s Bank Credit Facility and the need to secure new financing by such expiration date, which financing may not be available on satisfactory terms, or at all; the costs and availability of capital to fund operations; the success of marketing and sales strategies and new product development; the ability to enter new markets successfully; the price of raw materials; uncertainties as to the timing of the tender offer (“Offer”) and the merger (“Merger”) contemplated by the Merger Agreement; uncertainties as to how many of the Company shareholders will tender their stock in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or Merger may not be satisfied or waived, including that a governmental entity may prohibit or delay the consummation of the transaction; and general economic and business conditions. Other risks and uncertainties that may materially affect the Company are provided in the Company’s annual report to shareholders and the Company’s periodic reports filed with the Securities and Exchange Commission from time to time, including, without limitation, reports on Forms 10-K and 10-Q, as well as the tender offer documents to be filed by Flowers and Merger Sub and the solicitation/recommendation statement to be filed by the Company. Please refer to these documents for a more thorough description of these and other risk factors. The Company assumes no obligation to update publicly or revise any forward-looking statements.

Notice to Investors

The planned tender offer described herein has not yet commenced. The description contained herein is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Flowers and Merger Sub will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the "SEC"), and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to the Company’s shareholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC's website: www.sec.gov.   In addition, Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents may be obtained (when available) for free by contacting Flowers at 1919 Flowers Circle, Thomasville, GA 31757 and the Schedule 14D-9 may be obtained (when available) for free by contacting the Company at Navy Yard Corporate Center, Three Crescent Drive, Suite 200, Philadelphia, PA  19112.

Exhibit 99.1                      Transcript of Video Clips for Media

Exhibit 99.2                      Talking Points of Flowers to Company employees and distributors